By Facsimile: (212) 455-2502


Robert E. Spatt, Esq.						December 9, 2005
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

Re:  	Tender Offer for Placer Dome Inc. by Barrick Gold
	Corporation
	Schedule 14D-9 filed November 23, 2005, as amended
	File No. 005-52643

Dear Mr. Spatt:

	We have the following comments on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Schedule 14D-9

The Board believes that the Barrick Shares are subject to risk and uncertainty due to Barrick`s hedging practices and strategy, page
8 Barrick may incur substantial reductions in revenue upon Settlement of its gold sales contracts, page 8

1. We note your discussion of Barrick`s worsening negative mark-to-market value of Barrick`s gold sales contracts due to rising gold prices. You state that "Barrick`s gold sales contracts must ultimately be settled and, if settled at today`s prevailing gold prices, would likely have a significant adverse impact on Barrick`s financial results." It appears to us that there is no reason to believe that some or any of Barrick`s gold sales contracts will be or are required to be "settled at today`s gold prices." For example, it appears that Barrick has the ability to defer settlement of the contracts over the ten year term of the contracts which, as disclosed in Barrick`s annual report, start to expire in 2014 to 2017, despite the fact that Barrick may have a corporate strategy to reduce the contracts each year. Please tell us the reason for the inclusion of such statements, for example, if you know of gold sales contracts that require settlement at certain dates or prices. In the future, please provide support for the inclusion of such statements in your filings.

2. In the future, when analyzing Barrick`s hedging strategy, please provide the context of the significance of the quantity of the ounces under contract versus Barrick`s total proven and probable reserves and its annual production.

3. We note your statement on page 8 that "Despite expressing a positive view on the future price of gold, Barrick has chosen to defer the settlement of gold sales contracts, thereby potentially burdening future years` financial results." Please tell us why you believe that hedging practices, commonly found within the gold producing community, are inconsistent with expressing a positive view on the future price of gold. Please refrain from making such statements, without support, that hedging practices will "potentially burden future years` financial results," as this is not a novel or unique condition of Barrick vis-a-vis industry practice.

4. In future filings refrain from making statements such as "[h]ad Barrick settled the gold sales contracts and other gold hedge commitments as disclosed in Barrick`s 2001 Annual Report, the reported pre-tax earnings and cash flow for the period between January 2002 and September 2005 would have been reduced by approximately $250 million." It does not appear that Barrick was required to or should have settled such commitments. Further, as you know, as is industry practice, such commitments were likely not settled for business reasons.

5. We note your statement on page 9 that "[t]he gold sales contracts that Barrick settled in 2004 and through September 2005 exceed the average price of its gold sales contracts, thereby worsening the negative mark-to-market value of Barrick`s overall gold sales contracts in future years." Please tell us what you mean by this statement.

Schedule 14D-9/A filed November 25, 2005

6. We note the statements by Peter Tomsett, President and CEO of Barrick, found in the Placer Dome Investment Community Conference
Call held November 23, 2005 at 9:30 a.m. found on page 5 of Exhibit (a)(9). When discussing Barrick`s financial performance as being "partially driven by deferring delivery of gold into their hedge positions", we urge you to be mindful of providing appropriate support, or, alternatively, refraining from making such statements. Further, your characterization of the strategy continuing to "mortgage the future for the benefit of short term results" and the growing significant financial obligation accruing does not include the appropriate balance regarding industry practice, as described above. In future statements and filings please provide support for your statements.

7. Tell us how you calculate that "As of September 30, 2005, Barrick`s unrealized mark-to-market loss on installed hedges was $2.4 billion." Further, it appears that you may more accurately characterize these contracts as "opportunity costs," not loss. As we understand it, as long as the prices on the gold contracts cover Barrick`s costs there is no loss. In future filings please avoid stating an opportunity cost as a loss and provide the basis for such statements.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,



          					Celeste M. Murphy
						Special Counsel
						Office of Mergers and Acquisitions